3Q 2013 EARNINGS CONFERENCE CALL 6 November 2013 Exhibit 99.3

DISCLAIMER
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,”
“schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
• inability to utilise the capacity of newly planned data centres and data centre expansions;
• significant competition;
• cost and supply of electrical power;
• data centre industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”,
“LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.
Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.
Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

3 STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer

Q3 2013 PERFORMANCE
Continued Growth Through Healthy Industry Fundamentals & Solid Execution
Organic revenue growth 11% Y/Y
Big 4 recurring revenue growth
16% Y/Y
Adjusted EBITDA growth 17% Y/Y
Adjusted EBITDA margin expansion
of 230 bps Y/Y
Completed debt refinancing,
reducing interest costs and
extending maturities
Financial Execution
Expansion project in Vienna
adding 400 sqm completed
Ongoing projects on schedule
Installed 900 sqm of revenue
generating space
Utilisation increased to 75%
Operational Execution

Q3 FINANCIAL HIGHLIGHTS
Q3 Revenue €78.1 Million
• Up 11% Y/Y and 2% Q/Q
Q3 Recurring Revenue €73.7 Million
• Up 13% Y/Y and 2% Q/Q
• 94% of Total
Q3 Adjusted EBITDA of €33.7 Million
• Up 17% Y/Y and 3% Q/Q
Q3 Adjusted EBITDA margin 43.1%
• Up 230bps Y/Y
Revenue
(€ millions)
Adjusted EBITDA & Margin
(€ millions)
72.9
69.0
70.4
65.1
76.5
71.0
74.4
72.2
40.8% 42.8% 42.6% 42.8% 43.1%
Continued Organic Revenue and Adjusted EBITDA Growth with Expanding Margins
78.1
73.7
Margin
Non-Recurring
Revenue
Recurring
Revenue
Adjusted
EBITDA
28.7
31.2
31.7
32.7
33.7
3Q12 4Q12 1Q13 2Q13 3Q13
3Q12 4Q12 1Q13 2Q13 3Q13

Q3 OPERATIONAL HIGHLIGHTS
Equipped Space of 79,300 sqm
• Up 14% Y/Y
• 400 sqm added in quarter
Revenue Generating Space of
59,100 sqm
• Up 15% Y/Y
• 900 sqm installed in quarter
Utilisation rate 75%
Equipped & Revenue Generating Space
(1000’s sqm)
Utilisation 74% 76% 73% 74% 75%
Increasing Utilisation Building on Significant Expansion in 2012
Available
Equipped
Space
Revenue
Generating
Space
78.9
79.3
51.2
56.2
57.0
58.2
59.1
3Q12 4Q12 1Q13 2Q13 3Q13
69.6
74.0
78.1

Market
Data
Centre Project
Project
CapEx
(€ millions)
Equipped
Space (sqm)
Initial
Customer
Availability
Project Opened
Frankfurt FRA 6 Phase 3 Expansion 5 600 600 1Q 2013
Copenhagen CPH 1 Expansion 2 300 300 2Q 2013
Stockholm STO 2 Phase 1 New Build 11 500 500 2Q 2013
Vienna VIE 1 Phase 4 Expansion 1 400 400 3Q 2013
Zurich ZUR 1 Phase 4 Expansion 4 500 0 4Q 2013
Frankfurt FRA 9 New Build 13 800 0 1Q 2014
Stockholm STO 2 Phase 2 Expansion 6 500 0 1Q 2014
Frankfurt FRA 8
Phases 1 & 2  New
Build
30 1,800 0 1H 2014
EXPANDING FACILITIES TO
SUPPORT CUSTOMER NEEDS
Expansion project in
Vienna completed
Customer Available Power
• 81 MW at end of 3Q13
• Potential of 114 MW from
current data centres and
announced projects
Note: As of 6 November 2013.
Table excludes 200 sqm space reduction at HIL 1 in 1Q 2013. See Appendix for further expansion detail.
CapEx and Equipped Space are approximate and may change.
CapEx reflects the total for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year.
Announced Projects With Target Open Dates in 2013 & 2014

- iStreamPlanet
- INTERNAP
- overon
- RTL INTERACTIVE

- Correos
- BECHTEL
- ferrovial

- SUNGARD
- THOMSON REUTERS
- NYSE EURONEXT
- NASDAQ OMX
- Bloomberg

- EUCALYPTUS
- flexiant
- hp invent
- terremark
- CSC
- CloudSigma

- BT
- AT&T
- 中国电信 CHINA TELECOM
- TATA COMMUNICATIONS
- interoute

interxion

BUILDING COMMUNITIES OF INTEREST
DELIVERS SIGNIFICANT CUSTOMER VALUE
Sept. 2013
Interxion’s Target Segments
10% 9% 12% 22% 35%
% of Total Monthly Recurring Revenue (2)
10% 9% 12% 20% 36% Sept. 2012
(1) Selected providers in these segments, plus systems integrators, are deploying cloud platforms.
(2) Remaining Monthly Recurring Revenue allocated to systems integrator, on-line retail, and public customer segments.
Communities of Interest Drive Organic Growth and Differentiation
Cloud platform providers (1)
Digital Media &
CDNs
Enterprises
Financial
Services
Managed Service
Providers
Network Providers

9 FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer

Q3 2013 RESULTS
Recurring ARPU increased
modestly
Record NRR in Prior Year
Operating leverage driving
Adjusted EBITDA growth
Adj EBITDA margin continued to
expand
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
Solid Financial Execution
€ millions
(except per share amounts)
Q3 2012 Q2 2013
Q3 2013
Q3 2013
vs.
Q3 2012
Q3 2013
vs.
Q2 2013
Recurring revenue
65.1 72.2
73.7
13% 2%
Non-recurring revenue
5.3 4.3
4.3
(18%) 0%
Revenue
70.4 76.5
78.1
11% 2%
Gross profit
41.0 45.2
46.2
13% 2%
Gross margin %
58.3% 59.1%
59.2%
+90bps +10bps
Adjusted EBITDA
(1)
28.7 32.7
33.7
17% 3%
Adjusted EBITDA
Margin %
40.8% 42.8%
43.1%
+230bps +30bps

Q3 2013 RESULTS (cont.)
Finance expense impacted by
€31.0 million one-time costs
related to refinancing
Income tax benefit for 3Q
impacted by refinancing charge
Adjusted Net Profit
(3)
of €7.1
million
Refinancing Reduces Interest Costs and Improves Flexibility
€ millions
(except per share amounts)
Q3 2012 Q2 2013
Q3 2013
Q3 2013
vs.
Q3 2012
Q3 2013
vs.
Q2 2013
Adjusted EBITDA
(1)
28.7 32.7
33.7
17% 3%
Depreciation &
Amortisation
(2)
(11.0) (14.9)
(15.2)
38% 2%
Operating profit
16.6 17.1
17.5
5% 3%
Net finance expense
(3.8) (7.3)
(38.1)
908% 420%
Profit / (loss) before tax
12.8 9.7
(20.6)
(260%) (311%)
Income tax benefit /
(expense)
(4.3) (3.1)
4.1
(195%) (229%)
Net profit / (loss)
8.6 6.6
(16.5)
(293%) (350%)
EPS (diluted)
€0.12 €0.10
€(0.24)
(291%) (350%)
Adjusted EPS (diluted)
(3)
€0.10 €0.09
€0.10
7% 11%
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
(2) Also includes impairments
(3) See appendix for reconciliation

REPORTING SEGMENT ANALYSIS
51.2%
Revenue
Adjusted
EBITDA
53.6% 54.0% 54.0%
54.5%
51.8% 52.2% 52.0% 52.1%
Adjusted
EBITDA
Margin
51.0%
Note: Analysis excludes “Corporate & Other” segment.
Revenue growth of 10% Y/Y and 4% Q/Q
Recurring revenue growth of 9% Y/Y
and 2% Q/Q
10% Y/Y and 3% Q/Q constant currency
Strong Adjusted EBITDA margins
Revenue growth of 11% Y/Y and 1% Q/Q
Recurring revenue growth of 16% Y/Y
and 2% Q/Q
• 18% Y/Y and 2% Q/Q constant currency
Adjusted EBITDA margins up 330 bps Y/Y
Solid Organic Growth Continued In Both Reporting Segments
(€ millions)
France, Germany, the Netherlands, and UK Rest of Europe
43.8
45.3
46.6
48.3
48.8
3Q12 4Q12 1Q13 2Q13 3Q13
26.6
27.5
27.8
28.3
29.3
13.8
14.4
14.5
14.7
14.9
3Q12 4Q12 1Q13 2Q13 3Q13
22.4
24.3
25.2
26.0
26.6

DEMAND-DRIVEN CAPITAL EXPENDITURES
Capital Expenditures Continued to Support Demand-Driven Expansion
Capital Expenditures, including Intangible Assets
By Geography (Q3 2013)
By Category (Q3 2013)
(€ millions)
(€ millions)
(€ millions)
46.5
28.2
32.8
28.8
26.5
3Q12 4Q12 1Q13 2Q13 3Q13
17.6
8.0
0.9
Big 4
ROE
Corporate
25.0
1.0
0.5
Expansion /
Upgrade
Maintenance &
Other
Intangibles

STRONG BALANCE SHEET
Debt Refinancing Improves Capital Structure and Decreases Cost of Capital
€ millions 30-Sep-13 31-Dec-12
Cash & Cash Equivalents 84.0 68.7
Total Borrowings
(1)
363.3 286.8
Shareholders Equity 377.5 375.6
Total Capitalisation 740.8 662.4
Total Borrowings / Total Capitalisation 49.0% 43.3%
Gross Leverage Ratio
(2)
2.9x 2.5x
Net Leverage Ratio
(3)
2.2x 1.9x
Refinanced bonds with €325 million 6.0%
Senior Secured Notes due 2020
• Improves operational & strategic flexibility
• Reduces interest expense by €5.2 million annually
• Extends maturities by over 3 years
Solid cash position and substantial
additional liquidity from undrawn €100
million RCF
Maturies after 2018
Maturies before 2018
(1) Total Borrowings = 6.0% Senior Secured  Notes due 2020 after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Other
Borrowings – Revolving credit facility deferred financing costs
(2) Gross Leverage Ratio =  (6.0% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Other Borrowings)  /  Last Twelve Months Adjusted EBITDA.
(3) Net Leverage Ratio = (6.0% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Other Borrowings – Cash & Equivalents)  /  Last Twelve Months Adjusted EBITDA.

ARPU Development
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
Q10
Q11
Q12
Q13
Q14
Q15
Q16

Revenue Development
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
Q10
Q11
Q12
Q13
Q14
Q15
Q16

interxion

Data Centre Recurring Revenue
Development
Space Installed
Illustrative ARPU Development
Revenue Develops Over Time as Power Reservation & Energy Consumption Increase
ARPU increases over time as IT
workloads increase
• Customers initially contract for space and
modest power reservation¹
• As workloads increase, larger power
reservation fees are required and energy
consumption increases
Power Reservation & Energy Consumption
Customer ARPU Development
(1) Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.)
Revenue grows from both space & power
over time
As data centres fill with customers:
• Revenue mix initially tilted toward space
• As space becomes more fully utilised, revenue
growth from power can continue

31.1
33.3
35.7
38.1
40.4
42.5
43.7
45.1
47.8
50.4
54.6
55.6
57.9
60.0
62.0
64.4
65.8
68.0
70.4
72.9
74.4
76.5
78.1
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13
TRACK RECORD OF EXECUTION
Revenue by Quarter
(€ millions)
Adjusted EBITDA by Quarter
(€ millions)
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 13% 14% 13% 14% 13%
(1) CAGR calculated as 3Q13 vs. 1Q08.
(2) Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
33% 36% 36% 34% 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40%
Adjusted
EBITDA
Margin (3)
42% 42%
41%
43%
41%
43%
Big 4% (2) 60% 59% 58% 58% 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 62% 61% 62% 62% 63%
13%
63%
43%
11%
62%
43%
28 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth
10.3
11.9
12.9
13.1
14.1
15.7
16.0
16.9
17.4
19.6
20.8
21.4
22.2
23.3
25.0
27.1
27.3
27.8
28.7
31.2
31.7
32.7
33.7
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13 2Q’13 3Q’13

17 BUSINESS COMMENTARY, OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Office

INDUSTRY FUNDAMENTALS ARE HEALTHY
Traffic growth
Business growth
Cloud migration
Communities of Interest
Connectivity
Coverage
Customer value
Response time
Mission critical
Trust / reliability
Complexity
Cost
Industry Well Positioned for Continued Growth, Profitability, and Cash Flow
Demand
Drivers
Barriers
to Entry
Pricing
Power
Switching
Costs

19 REAFFIRMING GUIDANCE FOR 2013 Range (in millions) Revenue Adjusted EBITDA Capital Expenditures €307 - 322 €130 - 140 €130 - 150

QUESTIONS & ANSWERS Amsterdam • Brussels • Copenhagen • Dublin • Düsseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich

21 APPENDIX

HISTORICAL FINANCIAL
RESULTS
2011 2012 2013 2011 2012
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 FY FY
Recurring revenue 54.1 56.2 58.2 59.7 62.3 62.9 65.1 69.0 71.0 72.2 73.7 228.3 259.2
Non-recurring revenue 3.8 3.8 3.8 4.7 3.5 5.1 5.3 3.9 3.4 4.3 4.3 16.0 17.9
Total Revenue 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4 76.5 78.1 244.3 277.1
Gross Profit 33.1 34.5 36.0 38.9 39.3 39.8 41.0 43.9 44.8 45.2 46.2 142.5 164.0
Gross Margin 57.2% 57.5% 58.1% 60.4% 59.7% 58.5% 58.3% 60.3% 60.2% 59.1% 59.2% 58.3% 59.2%
Adj EBITDA 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 97.6 115.0
Adj EBITDA Margin 38.4% 38.9% 40.3% 42.1% 41.5% 40.8% 40.8% 42.8% 42.6% 42.8% 43.1% 40.0% 41.5%
Net Profit / (loss) 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)
1
25.6 31.6
CapEx Paid 19.5 19.0 54.9 68.5 61.1 42.6 46.5 28.2 32.8 28.8 26.5 162.0 178.3
Expansion/Upgrade 17.1 13.6 51.4 63.6 57.8 38.2 42.2 23.4 28.8 27.1 25.0 145.8 161.5
Maintenance & Other 2.0 2.6 2.4 1.8 1.9 3.3 1.6 3.6 2.1 1.5 1.0 8.8 10.5
Intangibles 0.4 2.7 1.2 3.1 1.4 1.0 2.6 1.2 1.9 0.2 0.5 7.4 6.3
Cash Generated from Operations 20.7 23.0 23.8 22.6 25.4 29.4 24.1 32.9 23.6 24.1 32.0 90.0 111.7
Gross PP&E 523.5 538.0 588.1 671.6 730.1 775.9 807.9 856.3 870.0 900.0 933.5 671.6 856.3
Gross Intangible Assets 8.3 8.6 12.4 15.5 16.9 17.9 21.7 23.1 23.5 23.7 24.3 15.5 23.1
LTM Cash ROGIC 15% 16% 15% 15% 15% 15% 14% 13% 13% 13% 14% 15% 13%
The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.
1
Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix.

HISTORICAL SEGMENT FINANCIAL RESULTS
2011 2012 2013 2011 2012
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 FY FY
BIG 4
Recurring revenue 32.2 33.6 34.5 36.2 38.0 38.4 39.8 42.8 44.4 45.2 46.1 136.5 159.1
Non-recurring revenue 2.4 2.5 2.0 3.4 2.3 3.9 4.0 2.5 2.1 3.1 2.7 10.4 12.6
Total Revenue 34.7 36.1 36.4 39.6 40.3 42.4 43.8 45.3 46.6 48.3 48.8 146.8 171.8
Gross Margin 58.5% 58.5% 59.9% 62.2% 62.6% 60.2% 60.1% 62.7% 63.2% 62.1% 62.1% 59.8% 61.4%
Adj EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 26.0 26.6 74.8 90.1
Adj EBITDA Margin 48.4% 49.8% 50.7% 54.4% 53.5% 51.5% 51.2% 53.6% 54.0% 54.0% 54.5% 50.9% 52.5%
REST OF EUROPE
Recurring revenue 21.9 22.7 23.8 23.5 24.3 24.4 25.3 26.2 26.5 27.0 27.7 91.9 100.1
Non-recurring revenue 1.3 1.2 1.8 1.2 1.2 1.2 1.4 1.4 1.3 1.3 1.6 5.6 5.2
Total Revenue 23.2 23.9 25.6 24.8 25.5 25.7 26.6 27.5 27.8 28.3 29.3 97.5 105.3
Gross Margin 61.1% 61.0% 60.7% 62.7% 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 60.6% 61.4% 61.5%
Adj EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 14.7 14.9 50.7 55.1
Adj EBITDA Margin 52.1% 50.8% 51.4% 53.5% 52.6% 52.5% 51.8% 52.2% 52.0% 52.1% 51.0% 52.0% 52.3%
CORPORATE & OTHER
Adj EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8) (27.8) (30.2)

HISTORICAL OPERATING METRICS
(1) All figures at the end of the period.
(2) Utilisation as at the relevant date.
(3) Customer Available Power: not disclosed prior to 4Q 2011.
2011 2012 2013
Space figures in square metres
(1)
Customer Available Power in MW (1)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
Equipped Space 61,000 61,500 62,200 62,800 64,800 65,300 69,600 74,000 78,100 78,900 79,300
Equipped Space added 500 700 600 2,000 500 4,300 4,400 4,100 800 400
Revenue Generating Space 44,600 45,300 46,100 47,100 47,500 48,600 51,200 56,200 57,000 58,200 59,100
RGS added 900 700 800 1,000 400 1,100 2,600 5,000 800 1,200 900
Utilisation (%)
(2)
73% 74% 74% 75% 73% 74% 74% 76% 73% 74% 75%
Customer Available Power
(3)
n.a. n.a. n.a. 58 60 62 73 79 79 81 81
Data Centres in Operation 28 28 28 28 29 30 32 33 33 34 34

EQUIPPED SPACE ADDITIONS
(1) Figures rounded to nearest 100 sqm unless otherwise noted.
(2) 500 sqm in Dusseldorf previously included in Equipped Space.
(3) HIL 1 space reduced due to amended lease terms.
2011 2012 2013
Space figures in square metres
¹
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
BIG 4
France – – – – – 500 1,500 – 2,700 – –
Germany –
–
²
– – 1,500 – – – 600 – –
Netherlands – – – – – – 1,700 3,700
(200)
³
– –
UK – 500 – – – – 1,100 – 400 – –
Subtotal –
500
²
– – 1,500 500 4,300 3,700 3,500 – –
REST OF EUROPE
Austria – – 600 – – – – – – – 400
Belgium – – – – – – – – – – –
Denmark – – – – – – – – – 300 –
Ireland – – – 600 – – – – – – –
Spain – – – – – – – 200 600 – –
Sweden – – – – 500 – – – – 500 –
Switzerland – – – – – – – 600 – – –
Subtotal – – 600 600 500 – – 800 600 800 400
Total Additional Equipped
Space
–
500
²
700 600 2,000 500 4,300 4,400 4,100 800 400

Adjusted Net Profit Reconciliation
Q3
2013
Q2
2013
Q3
2012
€ in millions
€M €M €M
(16.5) 6.6 8.6
Add back
+ Refinancing charges
31.0 - -
+ Deferred tax asset adjustment 0.6 - -
31.6 - -
Reverse
- Interest Capitalised (0.3) (0.3) (2.7)
(0.3) (0.3) (2.7)
Tax effect of above add backs & reversals
(7.7) 0.1 0.7
Adjusted Net Profit
7.1 6.4 6.5
Reported Basic EPS: (€) (0.24) 0.10 0.13
Reported Diluted EPS: (€) (0.24) 0.10 0.12
Adjusted Basic EPS: (€) 0.10 0.09 0.10
Adjusted Diluted EPS: (€) 0.10 0.09 0.10
YTD YTD
2013 2012
€ in millions
€M €M
(2.9) 26.0
Add back
+ Refinancing charges 31.0 -
+ Deferred tax asset adjustment 0.6 -
31.6 -
Reverse
- Interest Capitalised (1.3) (7.9)
(1.3) (7.9)
Tax effect of above add backs & reversals
(7.4) 2.0
Adjusted Net Profit 19.9 20.1
Reported Basic EPS: (€) (0.04) 0.39
Reported Diluted EPS: (€) (0.04) 0.38
Adjusted Basic EPS: (€) 0.29 0.30
Adjusted Diluted EPS: (€) 0.29 0.29
Net Profit /(Loss) - as reported
Net Profit /(Loss) - as reported

NON-IFRS RECONCILIATIONS
Reconciliation to Adjusted EBITDA
(1)
2008 2009 2010 2011 2012 2013
€ in millions (except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
Net profit / (loss) 5.9 8.2 1.3 11.0 (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)
(2)
Income tax expense / (benefit) 1.7 0.7 2.3 (5.4) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1)
Profit / (loss) before taxation 7.6 8.9 3.6 5.7 (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6)
Net finance expense 1.5 1.0 1.9 1.9 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1
Operating profit 6.4 8.0 8.9 8.9 9.1 9.8 5.5 7.5 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5
Depreciation, amortisation and
impairments
3.6 3.4 3.6 4.4 4.6 5.0 5.6 6.8 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2
EBITDA 10.0 11.4 12.6 13.3 13.8 14.8 11.1 14.3 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7
Share-based payments 0.4 0.4 0.4 0.5 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1
Increase/(decrease) in provision
for onerous lease contracts
0.1 0.2 0.1 1.2 0.5 0.9 0.0 2.4 0.1 0.1 0.1 (0.1) 0.0 0.8
IPO transaction costs 1.7
Abandoned transaction costs 4.8
Income from sub-leases on
unused data centre sites
(0.1) (0.1) (0.1) (0.2) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)(0.1) (0.1)
Net insurance compensation
benefit
(1.8) (0.3)
Adjusted EBITDA 10.3 11.9 12.9 13.1 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7
(1) Prior to 2009 capitalization of interest was not reported on a quarterly basis. The Company is, therefore, unable to reconcile from Net profit/(loss)
to Operating profit prior to 2009.
(2) Includes €31 million in one-time charges related to debt refinancing; see Adjusted Net Profit reconciliation elsewhere in this Appendix

NON-IFRS RECONCILIATIONS
Reconciliation to Segment Adjusted EBITDA
2011 2012 2013
€ in millions
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
BIG 4
Operating profit 11.7 12.3 13.4 16.3 16.2 16.0 15.8 15.3 15.9 16.3 16.7
Depreciation, amortisation and impairments 5.1 5.8 5.1 5.3 5.3 5.8 6.5 8.1 9.1 9.8 9.8
EBITDA 16.8 18.0 18.5 21.6 21.5 21.8 22.3 23.4 25.0 26.1 26.5
Share-based payments 0.1 0.1 0.1 0.1 0.2 0.2 0.2 0.2 0.3 0.0 0.2
Increase/(decrease) in provision for onerous lease
contracts
0.0 0.8
Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 26.0 26.6
ROE
Operating profit 9.0 8.8 9.7 10.5 9.7 9.5 9.8 10.0 10.2 10.2 10.2
Depreciation, amortisation and impairments 3.0 3.3 3.4 2.7 3.6 3.9 3.9 4.3 4.2 4.4 4.6
EBITDA 12.0 12.1 13.1 13.1 13.3 13.4 13.7 14.3 14.4 14.7 14.8
Share-based payments 0.1 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1
Adjusted EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 14.7 14.9
CORPORATE & OTHER
Operating profit/(loss) (8.9) (7.6) (7.8) (9.2) (8.8) (8.8) (9.0) (10.6) (9.3) (9.5) (9.5)
Depreciation, amortisation and impairments 0.4 0.5 0.6 0.4 0.7 0.6 0.6 0.7 0.7 0.7 0.8
EBITDA (8.6) (7.0) (7.2) (8.8) (8.1) (8.2) (8.4) (9.8) (8.6) (8.8) (8.6)
Share-based payments 0.2 0.2 0.6 1.1 0.5 0.6 0.9 2.3 0.6 0.7 0.8
IPO transaction costs 1.7
Adjusted EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (8.0) (7.8)

Adjusted EBITDA: EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.

Big 4: France, Germany, the Netherlands, and the UK

CAGR: Compound Annual Growth Rate

Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets", respectively. Investments in intangibles assets include power grid rights and software development.

Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and administrative capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}.

Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities.

CDNs: Content Distribution Networks

Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

Customer Available Power: the current installed electrical customer capacity.

Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.

LTM: Last Twelve Months ended September 30, 2013, unless otherwise noted.

MW: Megawatts

SQM: Square metres

Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.

Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date.

Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.

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29 DEFINITIONS